UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LML Payment Systems Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

50208P109

(CUSIP Number)

Ryan G. Miest, Esq.

Fredrikson & Byron, P.A.

200 South Sixth Street

Minneapolis, Minnesota 55402

(612) 492-7393

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 21, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50208P109

1.	Names of Reporting Persons Digital River, Inc. I.R.S. Identification No. of Above Person 41-1901640

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,385,761(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,385,761

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.2%(2)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 90335C100

1.	Names of Reporting Persons LML Acquisition Corp. I.R.S. Identification No. of Above Person BN: 80211 9107 (Canada)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization BRITISH COLUMBIA, CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,385,761(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,385,761

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.2%(2)

14.	Type of Reporting Person (See Instructions) CO

(1)

Beneficial ownership of the above referenced Shares (as defined below) is being reported hereunder solely because Digital River and Merger Sub (each as defined below) may be deemed to beneficially own such Shares as a result of the Lock-Up and Support Agreements (as defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by either Digital River or Merger Sub that it beneficially owns any Shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)	Calculated based on 28,246,684 Shares outstanding as of September 21, 2012, as represented by LML (as defined below) in the Arrangement Agreement (as defined below).

Item 1.	Security and Issuer.

The class of equity security to which this Statement on Schedule 13D (the “Statement”) relates is the shares of common stock (the “Shares”) of LML Payment Systems Inc., a corporation existing under the laws of British Columbia, Canada (“LML”). The principal executive offices of LML are:

1140 West Pender Street

Suite 1680

Vancouver, British Columbia V6E 4G1 Canada

Item 2.	Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement are Digital River, Inc., a Delaware corporation (“Digital River”) and LML Acquisition Corp., a corporation existing under the laws of British Columbia, Canada (“Merger Sub”). Merger Sub is a wholly-owned direct subsidiary of Digital River.

The address of the principal offices of Digital River is 10380 Bren Road West, Minneapolis, Minnesota 55343. The address of the principal offices of Merger Sub is c/o Digital River, 10380 Bren Road West, Minneapolis, Minnesota 55343.  The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each of Digital River and Merger Sub is set forth on Schedule A.

Digital River provides end-to-end global cloud-commerce and marketing solutions to a wide variety of companies in software, consumer electronics, computer games, video games and other markets. Digital River offers its clients a broad range of services that enable them to quickly and cost effectively establish an online sales channel capability and to subsequently manage and grow online sales on a global basis while mitigating risks. Digital River’s services include design, development and hosting of online stores and shopping carts, store merchandising and optimization, order management, denied parties screening, export controls and management, tax compliance and management, fraud management, digital product delivery via download, physical product fulfillment, subscription management, online marketing including e-mail marketing, management of affiliate programs, paid search programs, payment processing services, website optimization, web analytics and reporting, and CD production and delivery.

Merger Sub is a wholly-owned direct subsidiary of Digital River formed for the purpose of consummating the Arrangement (as defined below).

(d) During the past five years, neither Digital River nor Merger Sub nor, to the best of Digital River’s and Merger Sub’s knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither Digital River nor Merger Sub nor, to the best of Digital River’s and Merger Sub’s knowledge, any of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 21, 2012 (and, with respect to Chris Koide, on September 25, 2012), Merger Sub entered into Lock-Up and Support Agreements with the Supporting Parties (as defined below) as a condition and inducement to Digital River and Merger Sub entering into the Arrangement Agreement (as defined below). Merger Sub did not use any funds or pay any additional consideration to acquire the rights under the Lock-Up and Support Agreements. Digital River and Merger Sub intend to fund the Arrangement consideration with cash on hand.

For more detailed descriptions of the Arrangement Agreement and the Lock-Up and Support Agreements, see Item 4 below, which descriptions are incorporated by reference herein in response to this Item 3.

Item 4.	Purpose of Transaction.

(a)-(b) On September 21, 2012, Digital River, Inc., a Delaware corporation (“Digital River”), LML Acquisition Corp., a corporation existing under the laws of British Columbia, Canada and a direct wholly-owned subsidiary of Digital River (“Merger Sub”), and LML Payment Systems Inc., a corporation existing under the laws of British Columbia, Canada (“LML”) entered into an Arrangement Agreement (the “Arrangement Agreement”), which contemplates, subject to the satisfaction of certain conditions, the acquisition by Digital River, through Merger Sub, of all of the outstanding equity securities of LML pursuant to a “plan of arrangement” (the “Arrangement”) under Canadian law. As a result of the Arrangement, each of Merger Sub and LML will cease to exist and the combined company (the “Surviving Corporation”) will survive as a wholly-owned direct subsidiary of Digital River.

The completion of the Arrangement is subject to customary conditions, including without limitation, the approval of the Arrangement by 66 2/3% of the votes cast by LML shareholders, the approval of the British Columbia Supreme Court and the receipt of required regulatory approvals.

In connection with the execution of the Arrangement Agreement, on September 21, 2012, Merger Sub entered into Lock-Up and Support Agreements with each of the directors of LML, as well as Craig Thomson, President, Richard R. Schulz, Controller and Chief Accounting Officer, and Carolyn L. Gaines, Corporate Secretary, and with Don G. Choquer and certain of his affiliates and Millennium Partners, L.P. (Choquer and his affiliates and Millennium Partners, L.P. are referred to as the “Supporting Shareholders”).  On September 25, 2012, Merger Sub entered into a Lock-Up and Support Agreement with Chris Koide, the Executive Vice President Operations of LML and the only executive officer of LML who had not previously entered into a Lock-Up and Support Agreement (the directors and executive officers of LML are collectively referred to as the “Supporting Officers and Directors” and, together with the Supporting Shareholders, are collectively referred to as the “Supporting Parties”).  The Supporting Parties beneficially owned in the aggregate approximately 33.2% of the outstanding shares of LML common stock as of the date of the Arrangement Agreement (based on LML’s representation in the Arrangement Agreement that there were 28,246,684 Shares issued and outstanding as of September 21, 2012).

Under the Lock-Up and Support Agreements, the Supporting Parties have agreed during the term of the Lock-Up and Support Agreements to vote all of their shares in favor of the Arrangement and the Arrangement Agreement and against any action or agreement that might reasonably be regarded as being in opposition to the Arrangement Agreement.  The Supporting Parties are subject to certain non-solicitation restrictions set forth in the Lock-Up and Support Agreements.

The Lock-Up and Support Agreements terminate on the earliest of (i) a breach of a covenant, representation or warranty under the Agreement by Digital River, (ii) the date the Arrangement Agreement is terminated in accordance with its terms, (iii) the Closing of the Arrangement, (iv) the delivery of notice by Merger Sub of the termination of the Lock-Up and Support Agreements and (v) the mutual written agreement of Merger Sub and the Supporting Party.

Unlike the Lock-Up and Support Agreements signed by the Supporting Officers and Directors, the Lock-Up and Support Agreements signed by the Supporting Shareholders prohibit Merger Sub from entering into any Lock-Up and Support Agreement with a person or persons beneficially owning 5% or more of LML’s outstanding common stock on terms more favorable to Merger Sub than Lock-Up and Support Agreements signed by the Supporting Shareholders.  The Lock-Up and Support Agreements signed by the Supporting Shareholders also permit the Supporting Shareholders to transfer the shares covered thereby under certain circumstances and subject to certain conditions.  Additionally, under the Lock-Up and Support Agreements signed by the Supporting Shareholders, the Supporting Shareholders can terminate the Lock-Up and Support Agreement if the Arrangement is not completed prior to February 22, 2013, even if the Arrangement Agreement has not been terminated as of such date.

(c) Not applicable.

(d) Reference is made to Items 4(a)-(b) above. From and after the effective time of the Arrangement, the directors of Merger Sub immediately prior to the effective time of the Arrangement shall be the directors of the Surviving Corporation, until their successors shall have been duly elected, designated or qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.  Joel A. Ronning and Stefan B. Schulz are currently the only directors of Merger Sub. The officers of LML immediately prior to the effective time of the Arrangement shall continue as the officers of the Surviving Corporation, until their successors shall have been duly elected, designated or qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, except that Merger Sub has been informed that Patrick Gaines, Carolyn Gaines and Richard R. Schulz intend to resign in connection with the consummation of the Arrangement. The current officers of LML are Patrick Gaines, Carolyn Gaines, Craig Thomson, Richard R. Schulz and Chris Koide.

(e) Other than as described above, not applicable.

(f) Other than as described above, not applicable.

(g) Reference is made to Items 4(a)-(f) above. Pursuant to Section 3.1(g) and (l) of the Plan of Arrangement, at the effective time of the Arrangement (i) the articles of incorporation of the Surviving Corporation  shall be the same as the articles of incorporation of Merger Sub as in effect immediately prior to the effective time of the Arrangement, and (ii) the bylaws of Merger Sub, as in effect immediately prior to the effective time of the Arrangement, shall be the bylaws of the Surviving Corporation.

(h) and (i) Reference is made to Items 4(a)-(g) above. Upon consummation of the Arrangement, the Shares will cease to be listed on The NASDAQ Capital Market. In addition, as a result of the Arrangement, the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) Other than as described in this Schedule 13D or in the Arrangement Agreement or the Lock-Up and Support Agreements, neither Digital River nor Merger Sub nor, to Digital River’s or Merger Sub’s knowledge, any of the persons set forth on Schedule A hereto, currently has any plans or proposals that relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D or any similar matter.

The foregoing descriptions of the Arrangement, the Arrangement Agreement and the Lock-Up and Support Agreements do not purport to be complete. References to, and descriptions of, the Arrangement, the Arrangement Agreement and the Lock-Up and Support Agreements throughout this Schedule 13D are qualified in their entirety by reference to the Arrangement Agreement, which is incorporated by reference as Exhibit 1 to this Schedule 13D, and the Lock-Up and Support Agreements, which are Exhibits 2-11 to this Schedule 13D. These agreements are incorporated by reference into this Schedule 13D wherever references and descriptions of them appear.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, neither Digital River nor Merger Sub owns any Shares. However, Merger Sub, pursuant to the Lock-Up and Support Agreements, and Digital River, because of its ownership of Merger Sub, may each be deemed to share with each Lock-Up and Support Shareholder the power to vote in favor of adoption and approval of the Arrangement Agreement (as described in Item 4), and, for the purpose of Rule 13d-3 promulgated under the Act, may be deemed to beneficially own 9,385,761 Shares (solely with respect to those matters described in the Lock-Up and Support Agreements), representing approximately 33.2% of the outstanding Shares of LML (based upon LML’s representations in the Arrangement Agreement).

Except as described in Item 4 of this Schedule 13D and in the Lock-Up and Support Agreements, neither Digital River nor Merger Sub is entitled to any rights as a stockholder of LML. Each of Digital River and Merger Sub disclaims beneficial ownership of the Shares covered by the Lock-Up and Support Agreements and nothing herein shall be construed as an admission that either Digital River or Merger Sub is the beneficial owner of such Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Digital River or Merger Sub or any other person that he, she or it is a member of a “group” for purposes of Section 13(d) of the Act, or for any other purpose, and membership in a “group” is hereby expressly disclaimed.

To the knowledge of Digital River and Merger Sub, none of the persons listed on Schedule A hereto beneficially owns any Shares.

(b) Pursuant to the Lock-Up and Support Agreements, Digital River and Merger Sub may each be deemed to have shared power to vote or direct the voting of 9,385,761 Shares (solely with respect to those matters described in the Lock-Up and Support Agreements), as described in Item 4.

(c) Other than as described in this Schedule 13D, neither Digital River nor Merger Sub, nor, to Digital River’s or Merger Sub’s knowledge, any of the persons listed on Schedule A attached hereto, has effected any transaction in Shares during the past 60 days.

(d) To Digital River’s and Merger Sub’s knowledge, no person other than the Lock-Up and Support Shareholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See response to Item 4.

Except for the agreements described above and in the agreements incorporated herein by reference and set forth as exhibits hereto, neither Digital River nor Merger Sub, and to the best of Digital River’s and Merger Sub’s knowledge, none of the persons listed on Schedule A attached hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of LML, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.
Exhibit 1	Joint Filing Agreement, dated as of September 28, 2012, by and among Digital River, Inc. and LML Acquisition Corp.
Exhibit 2

Arrangement Agreement, dated as of September 21, 2012, by and among Digital River, Inc., LML Acquisition Corp. and LML Payment Systems Inc. (incorporated by reference to Exhibit 2.1 to Digital River’s Current Report on Form 8-K filed on September 24, 2012).

Exhibit 3

Lock-Up and Support Agreement, dated as of September 21, 2012, by and among LML Acquisition Corp., Patrick H. Gaines, Keats Investments Ltd and 397389 British Columbia Ltd. (incorporated by reference to Exhibit 10.1 to Digital River’s Current Report on Form 8-K filed on September 24, 2012).

Exhibit 4

Management Lock-Up and Support Agreement, dated as of September 21, 2012, by and among LML Acquisition Corp., Craig Thomson and 588267 BC Ltd. (incorporated by reference to Exhibit 10.2 to Digital River’s Current Report on Form 8-K filed on September 24, 2012).

Exhibit 5

Management Lock-Up and Support Agreement, dated as of September 21, 2012, by and between LML Acquisition Corp., and Carolyn L. Gaines (incorporated by reference to Exhibit 10.3 to Digital River’s Current Report on Form 8-K filed on September 24, 2012).

Exhibit 6

Management Lock-Up and Support Agreement, dated as of September 21, 2012, by and between LML Acquisition Corp., and Richard R. Schulz (incorporated by reference to Exhibit 10.4 to Digital River’s Current Report on Form 8-K filed on September 24, 2012).

Exhibit 7

Management Lock-Up and Support Agreement, dated as of September 21, 2012, by and between LML Acquisition Corp., and Greg A. MacRae (incorporated by reference to Exhibit 10.5 to Digital River’s Current Report on Form 8-K filed on September 24, 2012).

Exhibit 8

Management Lock-Up and Support Agreement, dated as of September 21, 2012, by and between LML Acquisition Corp., and Jacqueline Pace (incorporated by reference to Exhibit 10.6 to Digital River’s Current Report on Form 8-K filed on September 24, 2012).

Exhibit 9

Management Lock-Up and Support Agreement, dated as of September 21, 2012, by and between LML Acquisition Corp., and David C. Cooke (incorporated by reference to Exhibit 10.7 to Digital River’s Current Report on Form 8-K filed on September 24, 2012).

Exhibit 10

Shareholder Lock-Up and Support Agreement, dated as of September 21, 2012, by and between LML Acquisition Corp., and Millennium Partners, L.P. (incorporated by reference to Exhibit 10.8 to Digital River’s Current Report on Form 8-K filed on September 24, 2012).

Exhibit 11

Shareholder Lock-Up and Support Agreement, dated as of September 21, 2012, by and among LML Acquisition Corp., 847279 BC Ltd., C-Quest Holdings Ltd., Titan Investments Corp. and Don G. Choquer (incorporated by reference to Exhibit 10.9 to Digital River’s Current Report on Form 8-K filed on September 24, 2012).

Exhibit 12

Management Lock-Up and Support Agreement, dated as of September 25, 2012, by and between LML Acquisition Corp. and Chris Koide (incorporated by reference to Digital River’s Schedule 14a-12 filed on September 26, 2012).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2012

DIGITAL RIVER, INC.

By:	/s/ Stefan B. Schulz

	Name:	Stefan B. Schulz

	Title:	Chief Financial Officer

LML ACQUISITION CORP.

By:	/s/ Stefan B. Schulz

	Name:	Stefan B. Schulz

	Title:	Chief Financial Officer